SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                            _________________________


                                    FORM 8-B


             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                  Filed Pursuant To Section 12(b) Or (g) Of The
                           Securities Exchange Act Of 1934


                      Bando McGlocklin Capital Corporation
             (Exact name of registrant as specified in its charter)


                 Wisconsin                               39-1364345
           (State of incorporation                      (IRS Employer
              or organization)                        Identification No.)

            W239 N1700 Busse Road
               P.O. Box 190
            Pewaukee, Wisconsin                          53072-0190
   (Address of principal executive offices)              (Zip Code)


   Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class                 Name of each exchange on which each
     to be so registered                      class is to be registered

            None                                        None


   Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, 6  cents par value
                                (Title of Class)

           Adjustable Rate Preferred Stock, Senes A, 1 cent par value
                                (Title of Class)

   Item 1.   General Information.

             Bando McGlocklin Capital Corporation, a Wisconsin corporation (the "Company"), was incorporated on February 5, 1980. The Company's fiscal year ends on December 31.

   Item 2.   Transaction of Succession.

             Prior to January 2, 1997 the Company was an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). On January 2, 1997, upon the Company's application the Securities and Exchange Commission ("Commission") issued an order (Release No. 40-22438) terminating the Company's registration under the Investment Company Act. Pursuant to Rule 12g-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company was deemed to be registered under Section 12(g)(1) of the Exchange Act upon the termination of the Company's Investment Company act registration without the filing of an additional registration statement. The Staff of the Commission has requested that the Company file this Registration Statement in order to assign the Company an Exchange Act registration number.

   Item 3.   Securities to be Registered.

             As of March 31, 1997, there were (i) 15,000,000 shares of the Company's Common Stock, 6 cents par value (the "Common Stock") authorized, 3,975,540 shares of Common Stock issued and 303,648 shares of Common Stock held by the Company as treasury shares; and (ii) 3,000,000 shares of Preferred Stock, 1 cent par value, authorized, 690,000 shares of Adjustable Rate Cumulative Preferred Stock, Series A (the "Series A Preferred Stock") issued and 15,209 shares of Series A Preferred Stock held by the Company as treasury shares.

   Item 4.   Description of Registrant's Securities to be Registered.

             The description of the Common Stock contained in the Company's Registration Statement on Form N-2 (File No. 33-66258) under the caption "Description of Common Stock and Long-Term Debt -- Common Stock" is incorporated herein by reference.

             The description of the Series A Preferred Stock contained in the Company's Registration Statement on Form N-2 (File No. 33-66258) under the caption "Description of the Series A Preferred Stock" is incorporated herein by reference.

   Item 5.   Financial Statements and Exhibits.

             (a)  Financial Statements.

             Not applicable because the Company's capital structure and balance sheet immediately after the issuance of the order referred to in
   Item 2 were substantially the same as immediately prior to the issuance of such order.

             (b)  Exhibits.


      Exhibit
      Number                               Exhibit

        3.1 Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        3.2 By-laws (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        4.1 Amended and Restated Loan Agreement dated as of June 28, 1996 between First Bank (N.A.) and Bando McGlocklin Small Business Investment Corporation (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        4.2 Modification Agreement dated as of October 31, 1996 between First Bank (N.A.) and Bando McGlocklin Small Business Investment Corporation (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        4.3 Loan Agreement dated as of June 28, 1996 between LaSalle National Bank and Bando McGlocklin Small Business Investment Corporation (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        4.4 First Amendment to Loan Documents dated as of December 2, 1996 by LaSalle National Bank and Bando McGlocklin Small Business Investment Corporation (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        4.5 Amended and Restated Loan Agreement dated as of June 28, 1996 between First Bank Milwaukee, N.A. and Bando McGlocklin Small Business Investment Corporation
                 (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        4.6 First Amendment to Amended and Restated Loan Agreement dated as of October 31, 1996 between Firstar Bank Milwaukee, N.A. and Bando McGlocklin Small Business Investment Corporation (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        4.7 Second Amendment to Amended and Restated Loan Agreement dated as of May 14, 1997 between Firstar Bank Milwaukee, N.A. and Bando McGlocklin Small Business Investment Corporation (incorporated by reference to Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        4.8 Master Note Purchase Agreement dated as of January 1, 1997 between the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.8 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

        10.1 Bando McGlocklin Capital Corporation 1987 Incentive Stock Option Plan (incorporated by reference to Exhibit 7.3 to the Company's Form N-5 Registration Statement,
                 Registration No. 33-12939)

        10.2 Bando McGlocklin Capital Corporation 1990 Incentive Stock Option Plan (incorporated by reference to Exhibit 7.4 to the Company's Form N-5 Registration Statement,
                 Registration No. 33-51406)

        10.3 Bando McGlocklin Capital Corporation 1993 Incentive Stock Option Plan (incorporated by reference to Exhibit (i)(6) to the Company's Pre-Effective Amendment No. 1 to Form N-2 Registration Statement, Registration No. 33-66258)

        10.4 Bando McGlocklin Capital Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997)

                                    SIGNATURE

             Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.

   Date:  June 6, 1997                BANDO McGLOCKLIN CAPITAL CORPORATION



                                 By:   /s/ George R. Schonath
                                      George R. Schonath
                                      Chairman of the Board and
                                        Chief Executive Officer